June 5, 2025

Ilona Andzejevska
President
Readvantage Corp.
801 Travis Street
Houston, TX

       Re: Readvantage Corp.
           Amendment No. 2 Registration Statement on Form S-1
           Filed May 27, 2025
           File No. 333-285670
Dear Ilona Andzejevska:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 27, 2025
Risk Factors
Because we do not plan to register our common stock under the Exchange Act..., page 21

1. Revise your risk factor to disclose that as a company with a reporting obligation under Section 15(d) of the Exchange Act, you will not be subject to the proxy rules,
       Section 16 of the Exchange Act and certain of the tender offer rules. June 5, 2025
Page 2

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Thomas Cook